March 25, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           BCSB Bancorp, Inc.
Form 10-K for Fiscal Year Ended September 30, 2009
Form 10-Q for Fiscal Quarter Ended December 31, 2009
File No. 0-53163

Ladies and Gentlemen:

On behalf of BCSB Bancorp, Inc. (the “Company”), this letter is provided in response to the verbal request of the Securities and Exchange Commission (the “Commission”) staff on March 23, 2010, with respect to the Company’s Form 10-K for the year ended September 30, 2009 (the “Form 10-K”) and the Company’s Forms 10-Q for fiscal quarter ended December 31, 2009.  Specifically, the staff requested information regarding the Company’s private label collateralized mortgage obligations (“CMOs”).  The following information is provided in response to such request.  All information is as of December 31, 2009.

Security Cusip#	Security Description	Net Unrealized Loss	Security Tranche	Remaining Subordination	Investment Grade Moody's S&P

07387QAM2	BEAR STEARNS ALT-A TR 2006-8 2A1	(870,262)	Super Senior	6.25%	Caa3	CCC
126694QJ0	COUNTRYWIDE HOME LNS 2005-HYB8 4A1	(1,790,069)	Super Senior	17.83%	B2	B+
12669FBN2	COUNTRYWIDE HOME LNS 2003-56 4A1	(214,113)	Super Senior	17.03%	AAA	AAA
36297TAG7	GSR MTG LN TR 2006-AR2 4A1	(2,303,749)	Super Senior	9.34%	n/a	B-
	Total CMO Unrealized Losses	(5,178,193)

Please direct any further comments or questions to the undersigned at (410) 248-1164.

Very truly yours,

/s/ Anthony R. Cole

Anthony R. Cole
Chief Financial Officer

cc:           Mr. Amit Pande
Ms. Babette Cooper
    Securities and Exchange Commission
Gary R. Bronstein, Esq.
Joel E. Rappoport, Esq.
  Kilpatrick Stockton LLP
Mr. Conor Quinn
                Ms. Gina Anderson
   Stegman & Company Professional Association